April 11, 2013
Securities and Exchange Committee
100 F Street
Washington, D.C. 20549

This letter is written in response to the requirement of Rule 12b-25 (c) under the Securities Exchange Act of 1934 and is in satisfaction of item (c) of Part II of form 12b-25.

We are the independent auditors of the GL Beyond Income Fund (the Registrant). The Registrant has stated in Part III of filing Form 12-25 that it is unable to timely file, without unreasonable effort or expense, its Form N-CSR for the year ended January 31, 2013.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25. We are unable to complete our audit of the Registrants financial statements and furnish the required report on internal control for a timely filing as we only recently received certain requested information from the investment adviser necessary to make an analysis of the fair value of certain portfolio loans and associated interest receivable amounts. Additional time is required to complete the audit procedures the we consider necessary on the aforementioned loans and interest receivable amounts and to confer with the investment adviser and management on the results of those audit procedures.


BBD, LLP